mm

11020846

SECURI... ...ION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 01 2011

SEC FILE NUMBER
8- 42677

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA: CLARK NOBIL & CO. Nobil Clark Morris

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 E. Hallandale Beach Blvd., Ste. 701
(No. and Street)

Hallandale (City) Florida (State) 33009 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Clark Nobil (954) 458-9000 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KLASH, TOM W.
(Name – *if individual, state last, first, middle name*)

1909 Tyler Street, Ste. 603 (Address) Hollywood, (City) Florida (State) 33020 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

pb 3/21

JB 3/29

OATH OR AFFIRMATION

I, Clark Nobil, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clark Nobil & Co., as of December 31st, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

(none)

Signature

Sole Proprietor
Title

Notary Public

MARCOS L. IZQUIERDO, JR.
Notary Public - State of Florida
My Comm. Expires Sep 27, 2014
Commission # EE 30144

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARK NOBIL & CO.

FINANCIAL STATEMENTS

DECEMBER 31, 2010

CLARK NOBIL & CO.
FINANCIAL STATEMENTS
DECEMBER 31, 2010

TABLE OF CONTENTS

THOMAS W. KLASH
Certified Public Accountant

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have audited the accompanying Statement of Financial Condition of Clark Nobil & Co. (the Company) as of December 31, 2010, and the related Statements of Income, Changes in Sole Proprietor's Equity, Changes in Liabilities Subordinated to Claims of General Creditors, and Cash Flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America and in accordance with the auditing standards of the Public Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clark Nobil & Co., Inc. as of December 31, 2010, and the results of operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Thomas W. Klash, CPA
Hollywood, Florida
February 21, 2011

1909 Tyler Street – Suite 603 – Hollywood, Florida 33020 (954) 925-4900
www.tklash.com

CONFIDENTIAL

CLARK NOBIL & CO.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

CURRENT ASSETS:	
Cash	$ 16,409
Commissions Receivable	4,499
TOTAL CURRENT ASSETS	$ 20,908

SOLE PROPRIETOR'S EQUITY

CLARK NOBIL CAPITAL	$ 20,908

See accompanying notes to financial statements.

CONFIDENTIAL

CLARK NOBIL & CO.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

COMMISSION REVENUE	$ 60,179
EXPENSES:	
Occupancy	18,600
Communications and Utilities	10,293
Office Expenses	7,817
Automobile Expenses	6,930
Dues and Subscriptions	5,573
Professional Fees	5,000
Insurance	1,664
TOTAL EXPENSES	55,877
NET INCOME	$ 4,302

See accompanying notes to financial statements.

CLARK NOBIL & CO.
STATEMENT OF CHANGES IN SOLE PROPRIETOR'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

BALANCE – December 31, 2009	$ 26,102
NET INCOME	4,302
CAPITAL WITHDRAWALS	(9,496)
BALANCE – December 31, 2010	$ 20,908

See accompanying notes to financial statements.

CONFIDENTIAL

CLARK NOBIL & CO.
STATEMENT OF LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
DECEMBER 31, 2010

NONE

See accompanying notes to financial statements.

CONFIDENTIAL

CLARK NOBIL & CO.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 4,302
Adjustments to Reconcile Net Income to Net Cash	
Provided By Operating Activities:	
Changes in Assets and Liabilities:	
Accounts Receivable Decrease	11,074
NET CASH PROVIDED BY OPERATING ACTIVITIES	15,376
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital Withdrawals	(9,496)
NET CASH USED IN FINANCING ACTIVITIES	(9,496)
CASH INCREASE DURING THE PERIOD	5,880
CASH – Beginning of Period	10,529
CASH – End of Period	$ 16,409

See accompanying notes to financial statements.

NOTE A - BUSINESS AND ACCOUNTING POLICIES –

Business:

The Company (a sole proprietorship), is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority.

The Company's business consists exclusively of the sale of shares of registered, open-ended investment companies (mutual funds). The Company holds no securities or customer funds and is exempted from membership in the Securities Investor Protection Act and rule 15c3-3, (relating to customer protection and maintenance of custodial accounts). The Company earned no revenues from investment advisory fees during 2010.

Use of Estimates:

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

Income taxes relating to the operations of the Company are borne by the proprietor.

Fair Values of Financial Instruments:

The carrying amounts of the Company's financial instruments at December 31, 2010 approximate fair value.

Revenue Recognition:

Commission revenues are recorded as earned.

NOTE B - NET CAPITAL REQUIREMENTS –

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $20,508 which is $15,508 in excess of the required minimum.

NOTE C - CONCENTRATION OF RISK –

Commission revenues relating to a single mutual fund organization's distributor (American Funds Distribution Co.) accounted for approximately 81% of the Company's revenues for the year ended December 21, 2010.

NOTE D - SUBSEQUENT EVENTS –

Management has evaluated the adequacy of financial statement disclosures subsequent to the balance sheet date through February 21, 2011.

CONFIDENTIAL

SCHEDULE I
CLARK NOBIL & CO.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

CLARK NOBIL CAPITAL	$ 20,908
MINIMUM NET CAPITAL	(5,000)
EXCESS NET CAPITAL	$ 15,908

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2010.